Exhibit 12.1
STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS

	Nine Months Ended	Year Ended	Year Ended		Year Ended		Year Ended	Year Ended
	September 30,	December 31,	December 31,		December 31,		December 31,	December 31,
	2018	2017	2016		2015		2014	2013
	(unaudited)
Earnings:
Pretax income (loss) before preferred shared from continuing operations	$17,473,205	$56,049,203	$(343,321)		$12,433,855		$57,717,463	$45,636,957
Non-controlling interest	—	(195,573)	(229,547)		6,627,890		965,007	—
Equity in earnings of unconsolidated subsidiaries	(230,970)	(38,973,116)	(5,973,088)		(2,388,038)		(4,766,980)	(949,180)
Cash income received from unconsolidated entities	411,244	49,713,376	1,869,247		2,963,499		1,163,805	—
Fixed charges	47,885,259	55,717,718	53,765,276		56,568,114		43,528,402	60,957,469
Total	$65,538,738	$122,311,608	$49,088,567		$76,205,320		$98,607,697	$105,645,246

Fixed charges:
Interest (expensed and capitalized)	$40,420,781	$44,290,017	$45,223,899		$48,186,795		$36,729,426	$52,298,502
Amortized premiums, discounts and capitalized expenses related to indebtedness	7,444,983	11,387,378	8,523,738		8,343,513		6,763,854	8,629,755
Estimate of interest within rental expenses	19,495	40,323	17,639		37,806		35,122	29,212
Total	$47,885,259	$55,717,718	$53,765,276		$56,568,114		$43,528,402	$60,957,469

Preferred stock dividends	$10,384,966	$24,057,361	$24,091,021		$24,437,458		$17,175,869	$7,221,041

Ratio of earnings to combined fixed charges	1.37	2.20	—	(1)	1.35		2.27	1.73
Ratio of earnings to combined fixed charges and preferred stock dividends	1.12	1.53	—	(2)	—	(2)	1.62	1.55

(1)	The dollar amount of the deficiency for the year ended December 31, 2016 was $4.7 million.

(2)	The dollar amounts of the deficiencies for the years ended December 31, 2016 and 2015 were $28.8 million and $4.8 million, respectively.